UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1 – Exit Filing)*

DONNELLEY FINANCIAL SOLUTIONS, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

25787G100

(CUSIP Number)

June 21, 2017

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 50218P107	13G

1.	Names of Reporting Persons R. R. Donnelley & Sons Company
2.	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented By Amount in Row (9) 0%
12.	Type of Reporting Person (See Instructions) CO

Item 1(a).	Name of Issuer:

Donnelley Financial Solutions, Inc.

Item 1(b).	Address of the Issuer’s Principal Executive Offices:

35 West Wacker Drive

Chicago, Illinois 60601

Item 2(a).	Name of Person Filing

R. R. Donnelley & Sons Company

Item 2(b).	Address of Principal Business Office or, if None, Residence:

35 West Wacker Drive

36th Floor

Chicago, Illinois 60601

Item 2(c).	Citizenship:

Delaware

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.01 per share

Item 2(e).	CUSIP Number:

25787G100

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

a.	☐ Broker or dealer registered under Section 15 of the Act.

b.	☐ Bank as defined in Section 3(a)(6) of the Act.

c.	☐ Insurance company as defined in Section 3(a)(19) of the Act.

d.	☐ Investment company registered under Section 8 of the Investment Company Act of 1940.

e.	☐ An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E).

f.	☐ An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F).

g.	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).

h.	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

i.	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940.

j.	☐ Group, in accordance with § 240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership:

This Amendment No. 1 – Exit Filing (this “Amendment”) amends Item 4 of the statement on Schedule 13G filed on February 13, 2017 with respect to the common stock, par value $0.01 per share (the “Common Stock”), of Donnelley Financial Solutions, Inc. (the “Issuer”) as set forth below.

Explanatory Note:

On October 1, 2016, the Reporting Person distributed 26,187,337 shares of the Issuer’s Common Stock to the Reporting Person’s stockholders in connection with the separation of its financial communications and data services business to the Issuer and its publishing and retail-centric print services and office products business to LSC Communications, Inc. (“LSC”), and in accordance with the terms of Separation and Distribution Agreement, dated as of September 14, 2016, by and among the Reporting Person, the Issuer and LSC (the “Separation and Distribution Agreement”). In connection with such separation, and pursuant to the Separation and Distribution Agreement, the Reporting Person retained 6,242,802 shares of each of the Issuer and LSC.

On June 21, 2017, the Reporting Person completed a debt-for-equity exchange (the “Exchange”), pursuant to which the Reporting Person exchanged 6,143,208 shares of Common Stock and $141,833.90 of accrued interest for $111,607,000 principal amount of the Reporting Person’s 7.625% Notes due 2020 held by Citigroup Global Markets Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, J.P. Morgan Securities LLC and Wells Fargo Securities, LLC. Immediately following the Exchange, the Reporting Person retained 99,594 shares of Common Stock.

On August 4, 2017, the Reporting Person completed a second debt-for-equity exchange (the “Second Exchange”), pursuant to which the Reporting Person exchanged its remaining 99,594 shares of Common Stock and $57,832.69 of accrued interest for $1,902,000 principal amount of the Reporting Person’s 7.875% Notes due 2021 held by Citigroup Global Markets Inc. Immediately following the Second Exchange, the Reporting Person owned no shares of Common Stock.

Item 4(a).	Amount Beneficially Owned:

See the response to Item 9 on the attached cover page and the explanatory note above.

Item 4(b).	Percent of Class:

See the response to Item 11 on the attached cover page and the explanatory note above.

Item 4(c).	Number of shares as to which the person has:

i.	Sole power to vote or to direct the vote

See the response to Item 5 on the attached cover page and the explanatory note above.

ii.	Shared power to vote or to direct the vote

See the response to Item 6 on the attached cover page and the explanatory note above.

iii.	Sole power to dispose or to direct the disposition of

See the response to Item 7 on the attached cover page and the explanatory note above.

iv.	Shared power to dispose or to direct the disposition of

See the response to Item 8 on the attached cover page and the explanatory note above.

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

Not applicable.

Item 8.	Identification and Classification of Members of the Group:

Not applicable.

Item 9.	Notice of Dissolution of Group:

Not applicable.

Item 10.	Certification:

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

R. R. Donnelley & Sons Company

Date: February 12, 2018	By:	/s/ Deborah L. Steiner
	Name:	Deborah L. Steiner
	Title:	Executive Vice President, General Counsel, Secretary and Chief Compliance Officer